July 11, 2018

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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	James Allegretto Scott Anderegg Mara Ransom Lisa Sellars

Re:	Farfetch Limited Draft Registration Statement on Form F-1 Confidentially submitted on May 30, 2018 CIK No. 0001740915

Ladies and Gentlemen:

On behalf of Farfetch Limited (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on May 30, 2018 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 29, 2018 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 2 and all references to page numbers in such responses are to page numbers in Submission No. 2.

July 11, 2018

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

Prospectus Summary, page 1

2.	We note your discussion on page 158 concerning the enforcement of civil liabilities. Please include in this section a brief statement concerning the enforceability of civil liabilities against foreign persons.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 10.

3.	Please provide support for the qualitative and competitive position statements contained in your prospectus. Specifically, disclose the basis for your assertions that you are the “leading technology platform for the global luxury fashion industry,” and “we operate the only truly global luxury digital marketplace at scale” and describe what measure you are using in making these statements. In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief.

Response: The Company respectfully acknowledges the Staff’s comment and the Company is supplementally providing to the Staff certain data to support the qualitative and competitive position statements contained in its prospectus.

Use of Proceeds, page 58

4.	It appears that you have no specific plan for your use of proceeds, as such please revise your disclosure to discuss the principal reasons for the offering. Please refer to Item 3.C.1 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 59.

July 11, 2018

Selected Consolidated Financial and Operating Data, page 63

5.	Please tell us how you have met the requirement of Item 3.A.2 of Form 20-F to disclose both net assets and capital stock.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 to include share capital and premium, which is its capital stock. With respect to the disclosure of net assets, the Company has disclosed total equity, which is equal to net assets.

Management’s Discussion & Analysis

6.	Here or in an appropriate section of your prospectus, please revise to disclose whether mobile sales generate a material portion of your Adjusted Platform Revenues and, if so, disclose this amount.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not separately track revenue from mobile sales as consumers employ different methods when making purchases. For example, a consumer may start his or her purchase on one device (e.g., a desktop computer) and complete on a different device (e.g., a mobile website or mobile phone app). As such, the Company does not believe that disclosing mobile sales is material to an investor’s understanding of its business.

Our Business Model, page 67

7.	In an appropriate place in your prospectus, please tell us how you plan to monetize your Farfetch Store of the Future concept and clarify what services for the consumer or luxury retailer will drive such monetization.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it may consider various models to monetize the Farfetch Store of the Future technologies, including licensing fees for use of the technologies and revenue share on sales influenced by the specific technologies. However, given the early stage of development of Farfetch Store of the Future, the Company does not consider it helpful to investors to list possible ways in which it may monetize the technologies. In relation to specific services, the Company believes that this is captured by the disclosure on page 69 stating that Farfetch Store of the Future “aims to improve retail productivity by capturing consumer data and enhancing interactions between consumers and sales associates, both in store and when the consumer interacts with the retailer or brand offline.”

Factors Affecting our Financial Condition and Results of Operation

Growth and Quality of our Luxury Supply, page 69

8.	Tell us why you differentiate between retailers and brands and to what extent this differentiation is apparent to the consumer. If your commissions or any other measure of financial performance differs depending upon the whether you are engaging with a retailer or brand, please explain how this impacts your results of operation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that retailers and brands are two different types of supply for the Company’s Marketplace. Retailers buy wholesale from multiple luxury brands to then sell to the end consumer. Brands sell both wholesale to retailers and sell to consumers directly, either through a mono-brand store or website. This distinction is not apparent to consumers on the Company’s Marketplace and does not determine the rate of commission charged, which is negotiated on a case-by-case basis.

July 11, 2018

Growth and Quality of our Luxury Supply, page 69

9.	Please add a footnote to or include in the accompanying narrative discussion of your stock value chart how you calculate stock value.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71.

Cost of Consumer Acquisition and Engagement, page 71

10.	Revise your disclosure to explain how you arrived at your six month LTV/CAC ratios for the years ended December 31, 2015 and 2016. Given the more recent growth in your Adjusted Platform Revenue, provide narrative disclosure that explains how readers should interpret these metrics, especially given that December 31, 2017 information has not been provided yet.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its demand generation strategy is focused on efficiently acquiring large volumes of new consumers that will drive value for Farfetch by being active, engaged consumers on the Company’s Marketplace. In order to achieve this goal, the Company focuses on reducing the marginal cost of acquiring new consumers through improved bidding efficiency in key word auctions and campaign optimization by using data for better targeting while increasing LTV by increasing order frequency of existing consumers and by reducing the cost of consumer retention (with similar bidding efficiencies and campaign optimization). The LTV/CAC ratio shows how much LTV on average customers generate as a multiple of CAC. The Company has revised the disclosure on page 73.

Key Operating and Financial Metrics, page 75

11.	Please expand your definition of “Third-Party Take Rate” to define revenue from first party sales. Please also make it clear why the revenue realized from first-party sales is equal to the GMV of such sales.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77.

12.	You state that platform fulfilment revenue is net of consumer promotional incentives such as free shipping and promotional codes. Please explain to us how promotional incentives are reflected in your consolidated statements of operations and how you are netting such items with revenue.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all platform promotional incentives are treated as a deduction to revenue in accordance with IFRS 15 paragraph 47.

Furthermore, the Company accounts for promotional incentives at the same time that it recognizes commission revenue, which is on dispatch by the seller as described on page F-21, in accordance with IFRS 15 paragraph 72.

July 11, 2018

Components of our Results of Operations

Revenue, page 76

13.	Elaborate upon the terms of the commissions you generate on sales. For example, explain your reference to “blended commissions,” on page 79.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its commission generated on sales is based on the contractual agreement the Company has with each platform partner, where the Company earns a percentage based on the value of sales conducted through its platform. The Company describes this commission as blended because it is attributable to a mix of the different types of services that the Company provides, which include the Company’s core commission from its platform partners, shipping services, packaging materials, credit card processing services and settlement of duties.

Results of Operations, page 78

14.	Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in each components of net income. For example, when you identify intermediate causes of changes in revenues, such as an increase in GMV, third-party take rate, or active consumers, please provide your investors with insight into the underlying drivers of those changes. In this regard please make it clear whether the increase in the third party take rate was due to pricing actions taken by the company or the result of increased volume.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 80, 82, 83 and 85.

Demand Generation Expense, page 79

15.	Elaborate upon your indication that you gained efficiencies in your performance marketing spend “through increased sophistication in consumer segmentation and more focus on costs at a channel-by-channel level.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has gained efficiencies in its performance marketing spend by leveraging the large volume of product performance data that it has available to enhance its media bidding decisions across paid search, meta-search and online display. The Company also expanded its network of active media partners, which extended its audience reach and further diversified its overall media mix. The cost of marketing to the Company’s existing consumers has also improved as adoption of its iOS and Android apps has increased, allowing for use of low or no cost in-app notifications to app users and by running highly personalized activation campaigns across social and online display channels.

Adjusted EBITDA, page 81

16.	Your discussion of Adjusted EBITDA in total and as a percentage of revenue is unclear as to what you mean by “investment supporting growth in both GMV and Adjusted Revenue” and “leverage operation synergies” in terms of the year-to-year fluctuations in these two metrics. Please revise to be more explanatory.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 82.

July 11, 2018

Business

Applications, page 93

17.	Elaborate upon the “individual off-the-shelf elements to full-service branded ecommerce solutions,” you describe in your discussion of Farfetch Black and White. Explain whether you have monetized these solutions.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company refers to “individual off the shelf elements” (i.e., a “modular approach”) in contrast to a full suite of solutions. This modular approach provides partners the optionality of a more flexible solution depending on their ecommerce needs. Specifically, these individual elements can be split into “products” or “services.” In terms of products, Farfetch Black & White Solutions can build (i) a website, (ii) an app (launching soon) or (iii) a WeChat program (launching soon). A partner could select all three products or a combination of products. In terms of services, this refers to, among others, digital marketing, consulting, localization, production and warehousing. All of these are modular services that can complement the products or that can stand alone. Monetization of individual products and services is negotiated and may include any combination of build fees, revenue share, agency fees or consultancy fees.

Our Products, page 100

18.	Please explain how your app’s contribution to your GMV has increased from 13% to 27%.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its app’s contribution to GMV increased from 2016 to 2017 because it is becoming more widely used by consumers, app consumers tend to be more engaged, and the Company has increased its marketing efforts for the app. The Company’s app has become more popular with consumers as it delivers a fast, easy way to shop, and consumers are shifting visits from other methods (such as desktop or mobile website interfaces) to its app. The Company also offers a separate dedicated service app for its Private Client consumers. In addition, the Company has increased its investment in marketing for its app, specifically targeting consumers engaged on other channels, and it employs universal linking, which directs consumers who have already installed the app back into the app if they click an outside link (from an email or mobile website, for example).

Competition, page 110

19.	We note your statement that your “global platform has no direct competition in luxury fashion.” However, it appears that you have many online competitors that offer luxury fashion merchandise. Please expand your discussion to better reflect the competitive market that you operate in.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 111.

July 11, 2018

Our Strategy in China and Relationship with JD.com, page 112

20.	Elaborate upon the nature of the services that JD.com provides to you and for what consideration, with a view to understanding the importance of this partnership to your business.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company and JD.com are in discussions regarding various collaboration initiatives. JD.com provided marketing services to the Company under a trial marketing agreement between September 30, 2017 and December 31, 2017, and the Company is currently in negotiations for a long form agreement in respect of the same. In addition, the parties have entered into a payment processing agreement, as described on page 127, which from its launch on April 18, 2018, has enabled Chinese customers to pay for products on the Farfetch Marketplace using JD Pay.

Consolidated Financial Statements

21.	We note that you have provided financial statements for Farfetch.com Limited, a private limited company incorporated in the Isle of Man. Please tell us whether you considered presenting audited financial statements of Farfetch Limited, the registrant, or at a minimum an audited balance sheet to comply with Rule 3-01(a) of Regulation S-X. If you believe that audited registrant financial statements may be omitted from your filing, please explain your reasoning to us.

Response: The Company respectfully acknowledges the Staff’s comment, and that since Farfetch Limited was incorporated on May 15, 2018, has nominal assets and liabilities solely relating to its capitalization on incorporation and will only become the ultimate holding company of Farfetch.com and its subsidiaries immediately prior to the initial public offering following the reorganization transactions that are described on page 8, the Company does not believe that audited financial statements need to be provided for Farfetch Limited. The audited financial statements and/or audited balance sheet for Farfetch Limited are not material to an investors understanding of the Company’s business. The Company also considered other companies, such as Manchester United plc and King Digital Entertainment plc, which went through restructurings as part of their initial public offering in which they did not provide audited financial statements or audited balance sheets for equivalent pre-restructuring holding company entities.

Notes to the consolidated financial statements

Note 2.3. Summary of significant accounting policies

e) Revenue recognition, page F-12

22.	You state that “Additional non-delivery services ….. are not distinct and are therefore recognized on a gross basis.” Please explain to us the significance of this statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it considers the additional non-delivery services to be inputs necessary to perform the promises it makes to its retailers and brands. As disclosed in the prospectus, non-delivery services include branded packaging materials, credit card processing services and settlement of duties on behalf of customers. In concluding if each item is distinct, the Company has referred to the definition given by IFRS 15 paragraph 27. With respect to packaging, the Company concluded

July 11, 2018

that because the end consumer and courier expect and require the product to be packaged, this was not distinct in terms of the contract. This is further supported by the fact that the packaging materials the Company supplies are branded, only designed for single use and highly integrated with the overall platform service it provides. With respect to credit card processing services and settlement of duties on behalf of the consumer, these are not capable of being distinct, per IFRS 15 paragraph 27, because customers cannot benefit from these on their own. They are also highly integrated with the overall platform service the Company provides to its customers. Because non-delivery services are not distinct, they are recognized concurrently when the performance obligation with respect to commission is satisfied. The Company acts as principal with respect to non-delivery services, and these are therefore recognized on a gross basis. The Company has incorporated this into the disclosure on page F-12.

Note 6. Segmental and geographical information, page F-28

23.	We note that you have identified four operating segments of (1) Farfetch Marketplace, (2) Farfetch Black & White, (3) Farfetch Store of the Future and (4) Browns Stores. We further note your disclosure that as Farfetch Marketplace represents over 90% of revenue, results and assets and you have presented one reportable segment with all operating segments included. Please tell us if these other segments meet most or all of the criteria in IFRS 8 paragraph 12 to be aggregated with each other or the Farfetch Marketplace, respectively. See IFRS 8 paragraph 14. Please also explain why you believe it is more appropriate to aggregate with the Farfetch Marketplace as opposed to presentation as “all other” category as contemplated in IFRS 8 paragraph 16.

Response: The Company respectfully acknowledges the Staff’s comment and submits that it has determined that it is appropriate to aggregate all four operating segments into one reportable segment in accordance with IFRS 8 paragraph 12.

The Company also advises the Staff that because its segments are centered around its platform, serve a common consumer group and have similar economics, the Company believes that presenting the segments on this aggregated basis rather than presenting the operating segments (other than the Farfetch Marketplace operating segment) with an “all other segments” category still provides financial statement users with appropriate information to evaluate the nature and financial effects of business activities in which it engages and the economic environment which it operates.

The nature of the products and services that the Company’s operating segments offer is focused around the online and offline retail of luxury apparel and the provision of services to connect retailers and brands using technology. All of the Company’s segments address a common customer type, which is the luxury consumer as well as retailers and brand through both online and offline distribution channels. All of the Company’s segments are subject to the same regulatory environment facing online and offline retailers.

As described in the prospectus, the Company’s Marketplace has both first-party sales, where it purchases inventory direct for resale, and third party sales, where it earns commission for facilitating transactions and providing related platform services. There is no discernable difference between a first-party and a third-party sale from the consumer’s perspective. The Company’s Marketplace provides consumers with a luxury shopping experience with access to a wide range of luxury apparel. It also provides retailers and brands access to a global consumer base and data to empower their decision making and success on the Company’s Marketplace.

July 11, 2018

With respect to the other operating segments of Farfetch Black & White, Farfetch Store of the Future and Browns Stores, the Company believes each of these operating segments meets all the aggregation criteria as described above and exhibit similar economic characteristics as well as addressing a common market, which is the market for luxury apparel. The Company describes each operating segment in detail below.

Farfetch Black & White is a white-label ecommerce solution providing retailers and brands with platform services that power their consumers’ online shopping experience. It is therefore a comparable offering to the Company’s Marketplace in terms of both the nature of the ecommerce services offered (built on its platform), including the production and distribution processes, consumer and regulatory environment, all of which are IFRS 8 aggregation criteria. Farfetch Black & White primarily earns commission based on the value of products sold, which is similar to the third-party aspect of the Company’s Marketplace. In terms of economics, Farfetch Black & White is similar to the Company’s Marketplace model in the core services that it offers, however the Farfetch Black & White blended commission rate is typically lower than the Company’s Marketplace blended commission rate by virtue of it providing fewer services to Farfetch Black & White customers than to Marketplace luxury sellers, to whom we provide demand generation and other Marketplace related services.

Farfetch Store of the Future provides connected in-store retailing technologies to the common customer base of luxury retailers and brands. The Company’s Marketplace and Farfetch Black & White provide online retailing services to retailers and brands as part of its platform offering, demonstrating that this offering is similar in nature and addresses a common market. The Farfetch Store of the Future revenue model is anticipated to be based on a revenue sharing model, consistent with the operating model of the Company’s Marketplace and Farfetch Black & White where the provision of platform online retailing services are captured as part of the Company’s Marketplace and Farfetch Black & White blended commission rate.

The Company derives Browns In-Store Revenue from the first-party retailing of goods through two stores operated in London. Consistent with the first-party sale of luxury apparel on the Company’s Marketplace, Browns stores sell this directly purchased merchandise to similar consumers from physical stores, earning comparable gross margins to the Company’s Marketplace first-party sales. Browns stores’ gross margins are typically slightly higher, as a greater proportion of goods are sold at full price compared to the Company’s Marketplace.

As the Company has described above, it believes aggregation to be appropriate given that all non-Marketplace operating segments are addressing a common market and have similar revenue generation, operating models and hence similar economic characteristics, as well as a common regulatory environment. The Company therefore determined that, because it has met the IFRS 8 aggregation criteria, presenting an “all other segments” category, as per IFRS 8 paragraph 16, is not required.

24.	You disclose revenue from external customers based on consumer location. You further disclose UK revenue based on location of sale to your brands and boutiques. Please explain to us in detail what this further disclosure means and how it differs from the revenue based on consumer location. Please consider rewording the disclosure to be clearer.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that IFRS 8 paragraph 33 requires it to present geographical revenue information for external customers. Specifically, IFRS 8 requires the disclosure of revenue attributable to foreign countries in addition to the entity’s country of domicile, which for the Company is the United Kingdom.

July 11, 2018

The Company has two customer types, the retailers and brands (supply) and consumers (demand), and the Company analyzes revenue from both types. As the majority of its supply partners have contracts with the Company’s UK legal entity and therefore revenue is deemed to be earned there, the Company considers it relevant to users of its financial statements to understand revenue on a demand basis in addition to the supply basis.

The Company has revised the disclosure on page F-28.

Note 29. Share options – equity and cash settled, page F-46

25.	We note that you have share based payments and have identified this as a critical accounting judgement in Note 3 on page F-20. Please update your disclosure to include the methods that management used to determine the fair value of the company’s shares and the nature of the material assumptions involved. Please also disclose the extent to which the estimates are considered highly complex and subjective and that the estimates will not be necessary to determine the fair value of new awards once the underlying shares begin trading.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-20 to include further detail on the method that management used to determine the fair values and the highly complex and subjective nature.

*     *     *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)
James Maynard, Farfetch Limited
Ian D. Schuman, Esq., Latham & Watkins LLP
Joshua Kiernan, Esq., Latham & Watkins LLP
Jeffrey Vetter, Esq., Fenwick & West LLP
James D. Evans, Esq., Fenwick & West LLP
Katherine K. Duncan, Esq., Fenwick & West LLP